May 11, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Attention:	Lyn Shenk, Branch Chief
Theresa Messinese, Staff Accountant
J. Nolan McWilliams, Staff Attorney
Susan Block, Staff Attorney

Re:	TeleNav, Inc. (formerly known as TNAV Holdings, Inc.)[1]
Amendment No. 5 to Registration Statement on Form S-1
Filed May 11, 2010
File No. 333-162771

Ladies and Gentlemen:

We are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on behalf of TeleNav, Inc. (the “Company”) relating to the Company’s Registration Statement on Form S-1 originally filed with the Commission on October 30, 2009 and amended on December 8, 2009, January 5, 2010, February 2, 2010 and April 26, 2010 (File No. 333-162771) (the “Registration Statement”). Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is filed herewith, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 5 (against Amendment No. 4 to the Registration Statement filed on April 26, 2010 (“Amendment No. 4”)).

The Company confirms that no additional material changes were made in Amendment No. 5 for reasons other than (i) in response to a specific Staff comment; (ii) to disclose that Menlo Ventures and its affiliated entities, which are affiliates of the Company, have expressed an interest in purchasing shares of common stock in the offering at the initial public offering price per share of not more than $11.00, for an aggregate purchase price of up to $7,000,000; and (iii) to update the legal proceedings disclosures.

[1]

On April 15, 2010, TeleNav, Inc. (“TeleNav”) merged with and into TNAV Holdings, Inc. (the “Company”), stockholders of TeleNav became stockholders of the Company and the Company changed its name to TeleNav, Inc.

Securities and Exchange Commission

Re: TeleNav, Inc.

May 11, 2010

By letter dated May 10, 2010, the Company and the underwriters have requested that the Registration Statement be declared effective on May 12, 2010.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Julia Reigel of this office (650-320-4509) or me (650-565-3883). In addition, please provide a facsimile of any additional comments you may have to the attention of Alan Denenberg of Davis Polk & Wardwell LLP at fax number (650-752-3604), and to Ms. Reigel and me at (650-493-6811). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Valerie Barnett Valerie Barnett

Enclosures

cc:	H.P. Jin, TeleNav, Inc.
Douglas Miller, TeleNav, Inc.
Loren Hillberg, Esq., TeleNav, Inc.
Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Julia Reigel, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Alan Denenberg, Esq., Davis Polk & Wardwell LLP